SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OSSEN INNOVATION CO. LTD.

(NAME OF ISSUER)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G67908106

(CUSIP NUMBER)

David Selengut

Bill Huo

Ari Edelman

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 2, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Acme Innovation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,050,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,050,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(1)
14	TYPE OF REPORTING PERSON CO

(1)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Pujiang International Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Elegant Kindness Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Liang Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,050,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,050,000(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.	Security and Issuer

The class of equity securities to which this statement (the “Statement”) relates is: ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Ossen Innovation Co. Ltd., a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive offices are located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China. This Statement is being filed to report the transfer of 13,050,000 Ordinary Shares by Effectual Strength Enterprises Limited (“Effectual”), a British Virgin Islands company controlled by Liang Tang, to Acme Innovation Limited, a British Virgin Islands company (“Acme”), controlled by Dr. Liang Tang.

Item 2.	Identity and Background

(a) The persons filing this Statement are Dr. Liang Tang, a natural person, Acme, Pujiang International Group Limited, a Cayman Islands company (“Pujiang”) and Elegant Kindness Limited (“Elegant” and together with Dr. Tang, Acme and Pujiang, the “Reporting Persons”). Acme is controlled by Pujiang, which is controlled by Elegant, which is wholly owned and controlled by Dr. Tang.

(b) The business address of Dr. Tang is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, which is also the location of Pujiang’s, Acme’s and Elegant’s principal office.

(c) The principal occupation of Dr. Tang is President of Ossen Group Co., Ltd. Acme is a holding company and its principal business is to hold, transact or otherwise deal in the securities of the Issuer. Pujiang is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Acme and other companies operating in China. Dr. Tang is the sole director and majority owner of Pujiang. Elegant is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Pujiang.

(d)-(e) During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Tang is a citizen of the People’s Republic of China. Acme is a British Virgin Islands company. Pujiang is a Cayman Islands company. Elegant is a British Virgin Islands company.

Item 3.	Source and Amount of Funds

Pursuant to an agreement dated October 2, 2018, a copy of which is attached to this Statement as Exhibit 10.1, on October 2, 2018, Acme purchased 13,050,000 Ordinary Shares from Effectual, a British Virgin Islands company controlled by Liang Tang, in exchange for the issuance of 54,404 shares of Pujiang, the parent entity of Acme, to Elegant, an entity controlled by Dr. Tang.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Issuer’s Ordinary Shares pursuant to the transaction described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) For purposes of Rule 13d-3 promulgated under the Act, Dr. Tang beneficially owns and controls the 13,050,000 Ordinary Shares of the Issuer held by Acme, representing 65.9% of the outstanding Ordinary Shares of the Issuer (based on 19,791,110 Ordinary Shares outstanding as of December 31, 2017, as reported in the Issuer’s Annual Report on Form 20-F filed on May 15, 2018). Dr. Tang owns and controls the Ordinary Shares held by Acme because he is the sole owner of Elegant, the controlling shareholder of Pujiang, and he is the sole director of Pujiang, the entity that controls Acme.

(b) Pujiang, Elegant and Dr. Tang are deemed to be the beneficial owners of the Ordinary Shares held by Acme. Through his interests in Elegant, and indirectly in Pujiang and Acme, Dr. Tang has sole voting and dispositive power over the 13,050,000 Ordinary Shares of the Issuer that are held by Acme. Acme, Pujiang, Elegant and Dr. Tang do not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1.	Agreement, dated as of October 2, 2018, by and among Effectual, Liang Tang, Acme, Pujiang and Elegant Kindness.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2018

ACME INNOVATION LIMITED

By: /s/ Liang Tang
Name:Liang Tang
Title: Controlling Person

PUJIANG INTERNATIONAL GROUP LIMITED

By: /s/ Liang Tang
Name:Liang Tang
Title: Controlling Person

ELEGANT KINDNESS LIMITED

By: /s/ Liang Tang
Name:Liang Tang
Title: Controlling Person

/s/ Liang Tang
Liang Tang